SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the18th September, 2003

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

            (Registrant)

Date: September 19, 2003

s.   Hermann Derbuch

  Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

                         For Immediate Release

Twin Mining Discovers Eight Potential Kimberlite Targets at Cargo2

- Increases Land Position at Jackson Inlet Diamond Project -

Toronto, Ontario, (September 18, 2003) – Twin Mining Corporation (TWG-TSX) is pleased to report that it has discovered eight potential kimberlite targets at Cargo2 and has increased its land position at Jackson Inlet to 1.3 million acres.

A high sensitivity ground magnetic (gradiometer) survey, performed by JVX Ltd., carried out this summer at Cargo2, revealed eight anomalies, of which the short diameter of the largest is approximately 250 metres. The anomaly profiles are characteristic of shallow kimberlite intrusives penetrating a thick sequence of flatlying limestones. The anomalies are in two corridors, 1.2 km apart. Both parallel the northeasterly Freightrain - Cargo1 corridor. The orientation and location near the margin of a northwest striking Precambrian diabase dyke provide both further confirmation of the geological controls to the intrusion of kimberlite (see press release of August 26, 2003) and a strong basis for positioning the newly staked claims. The pattern for kimberlite targets, discovered at Cargo2, further enhances the significant prospectivity of the area on and surrounding the core claims.

Following confirmation of the geological controls of kimberlite emplacement, Twin Mining staked 2,283 sq.km (564,234 acres) east and south of its Jackson Inlet claims (see web-site www.twinmining.com). This latest staking brings the 100% owned land position to 537 claims covering 5,107 sq.km (1,262,079 acres). Twin Mining now holds the key corridors, favorable for kimberlite intrusives south of the Cargo2 airborne magnetic anomaly adjacent to which a diamond was discovered in basal till.

Last year's till samples (see press release of August 20, 2003) contained diamond indicator minerals. This, together with the strong correlation between the presence of diamond inclusion indicators in tills and the presence of gem quality diamonds at Freightrain, Cargo1 and Cargo2, served as compelling justification for the collection of 426 till and stream sediment samples over all of the 3,428 sq. km (847,283 acres) staked this year. These samples are expected to arrive later in September at Lakefield Research Limited for analysis.

Another compelling factor in deciding to enlarge claim holdings is the quality of the 50 carats of diamonds extracted to date from the Freightrain kimberlite. In a release of April 3, 2002, Mr. Daniel DeBelder President of Diamond Trading N.V. of Antwerp, Belgium drew attention to "the high colour and purity grading of the sawable and makeable stones and the absence of boart, rejection, cubes and coated. Noteworthy is the even distribution of the higher quality diamonds across the better size range, with a stronger bias in the larger sizes. In terms of value, the gem quality sawable and makeable diamonds represent 89% of total value”.

Mr. Daniel DeBelder is a Member of the Diamond Exchange - Antwerp Diamond Club. Diamond Trading N.V. is a minority shareholder of Twin Mining Corporation.

Mr. Dallas Davis, P.Eng., Consultant Diamonds and Gold, is Twin Mining’s “Qualified Person for all geological aspects for Twin Mining’s Jackson Inlet diamond exploration program as defined by National Instrument 43-101”.

Please note: The analysis of the samples collected on the NE-SW corridor between Freightrain and Cargo1 and NE beyond Cargo1 (see press release of August 26, 2003) is nearing completion and the results will be reported shortly.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

For further information contact:

Hermann Derbuch, P.Eng.,

            Chairman, President & CEO

Tel.: (416) 777-0013   Fax: (416) 777-0014

E-mail: info@twinmining.com